Filing by Invesco Van Kampen Senior Loan Fund pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
Invesco Prime Income Trust
(SEC File No. 811-05898)
Important Information:
•	Sept. 14, 2011: Shareholder meeting

•	Sept. 26, 2011: Anticipated effective date
Invesco Prime Income Trust reorganization
The Invesco Funds Board of Trustees has approved a reorganization of Invesco Prime Income Trust into Invesco Van Kampen Senior Loan Fund, pending shareholder approval.
Invesco has proposed reorganizing Invesco Prime Income Trust product as a continuation of our product alignment. We believe this change will enhance our offering over the long term. We will continue to communicate with you as we work to ensure a smooth transition for the fund impacted by this change.

Target Fund Name	CUSIP Number	Symbol	Acquiring Fund Name	CUSIP Number	Symbol

Invesco Prime Income Trust	46127A108	XPITX	Invesco Van Kampen Senior Loan Fund	46131G406	XPRTX
We will be re-soliciting votes of shareholders for the reorganization. The proposal will be submitted to shareholders for their consideration at the September 14, 2011 shareholder meeting. Keep in mind, even if the shareholder voted at the April 14, 2011 meeting they will need to re-vote. If the reorganization is approved, the reorganization is expected to be consummated on or about September 26, 2011. Upon closing of the reorganization, shareholders will receive Class IB Shares of the Invesco Van Kampen Senior Loan Fund in exchange for their shares of the Invesco Prime Income Trust.
Contact us
Should you have questions, please contact your financial advisor for more information. For more information, financial professionals should contact Invesco at:

National Wirehouse	Independent Advisor	Institutional and Insurance Sales
800 998 4246	800 337 4246	800 410 4246

Regional Broker Dealer	Retirement Division	Registered Investment Adviser
800 421 0807	800 370 1519	800 421 4023

Client Services	Closed-End Funds	Global Cash Management
800 959 4246	800 341 2929	800 659 1005, option 2

Where to Find Additional Information
In connection with the proposed reorganization, the acquiring fund will file a Proxy Statement/Prospectus with the Securities and Exchange Commission (the “Commission”). All shareholders are advised to read the Proxy Statement/Prospectus in its entirety when it becomes available, because it will contain important information regarding the target fund, the acquiring fund, the reorganization, the target fund board’s considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the transaction and related matters. The Proxy Statement/Prospectus is expected to be mailed to target fund shareholders once the Proxy Statement/Prospectus is declared effective by the Commission. Shareholders may obtain a free copy of the Proxy Statement/Prospectus when available and other documents filed by the acquiring funds with the Commission at the Commission’s web site at http://www.sec.gov. In addition, copies of the Proxy Statement/Prospectus, once available, may be obtained, free of charge, by directing a request via mail or phone to Invesco, 11 Greenway Plaza, Suite 2500, Houston, TX 77046, 800 959 4246. In addition to the Proxy Statement/Prospectus, the target fund and acquiring fund file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target fund or acquiring fund at the Commission’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1 800 SEC 0330 for further information on the public reference room. Filings made with the Commission by either the target fund or acquiring fund are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.
Participants in the Solicitation
The acquiring fund, target fund and their respective trustees, officers and certain employees may be soliciting proxies from shareholders in favor of the reorganization. Information concerning persons who may be considered participants in the solicitation of the target fund’s shareholders under the rules of the Commission will be set forth in the Proxy Statement/Prospectus to be filed for the acquiring fund in June 2011.
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We believe high-quality results begin with specialized insight and disciplined oversight.	Our wide range of investment capabilities is designed to support a variety of financial objectives.	As an independent firm, our global organization is solely focused on investment management.
About risk
See each fund prospectus for complete details about the risks associated with each fund.
NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE
Before investing, investors should carefully read the prospectus and/or summary prospectus and carefully consider the investment objectives, risks, charges and expenses. For this and more complete information about the fund(s), investors should ask their advisers for a prospectus/summary prospectus or visit invesco.com/fundprospectus.
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